

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

May 30, 2018

<u>Via E-Mail</u>
Charles Price
President and Chief Executive Officer
Charah Solutions, Inc.
12601 Plantside Dr.
Louisville, KY 40299

Re: Charah Solutions, Inc.
Registration Statement on Form S-1
Filed May 18, 2018
Correspondence dated May 29, 2018
File No. 333-225051

Dear Mr. Price:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1

General

1. We note that you have removed the controlled company status disclosures. It appears that you are a controlled company under NYSE rules. Please advise.

Correspondence dated May 29, 2018

Prospective Summary

2. We note your disclosure herein and elsewhere in your submitted changed pages that you plan to issue 223,994 shares of restricted stock that will be granted to certain of your

employees under your omnibus incentive plan in connection with the closing of this offering as well as 1,441,189 shares of common stock, of which, 1,080,889 will be subject to time based vesting conditions, as well as performance vesting conditions. With reference to the appropriate authoritative literature, please tell us how you will account for these issuances and address the need to disclose the potential impact these issuances will have on your financial results.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tracie Mariner, Staff Accountant at (202) 551-3744 or, Jeanne Baker, Staff Accountant at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or Asia Timmons-Pierce, Special Counsel at (202) 551-3754 with any other questions.

Sincerely,

/s/ Asia Timmons-Pierce, *for*

Amanda Ravitz
Assistant Director
Office of Manufacturing and
Construction

Cc: <u>Via E-Mail</u>
       Michael Rigdon, Esq.